March 21, 2023 VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	ADC Therapeutics SA Registration Statement on Form F-3 Registration No. 333-270570

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-3 (File No. 333-270570) (the “Registration Statement”) of ADC Therapeutics SA. We respectfully request that the Registration Statement be declared effective as of 4:30 p.m., Eastern time, on March 24, 2023, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling David Li at (212) 450-3861.

Thank you for your assistance in this matter.

Sincerely,

ADC Therapeutics SA

By:	/s/ Peter J. Graham
	Name:	Peter J. Graham
	Title:	Chief Legal Officer